Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 27, 2021

Mark Penn Comments On the Pending Stagwell and MDCA Combination

Believes Combination of Stagwell and MDCA will Create Marketing Services Firm of the Future via MDCA’s Creative Talent and Stagwell’s Digital Leadership

WASHINGTON, DC, May 27, 2021 /BusinessWire/ Stagwell Media LP ("Stagwell") today released comments by Mark Penn, the CEO and Chairman of MDC Partners Inc. (“MDC”) (NASDAQ: MDCA) and the Managing Partner of Stagwell, highlighting the merits of the pending MDC and Stagwell combination. The comments were posted to BusinessWire and on LinkedIn.

In his comments, Mr. Penn notes that, “The market has spoken: Stagwell and MDC Partners are better together” and that the “the combined entity has the prospect of strong growth and that growth can extend into the foreseeable future.”

The full text of his comments are as follows:

To Interested Parties:

The market has spoken: Stagwell and MDC Partners are better together.

A vote for this combination is a vote for a better future for MDC, for its thousands of employees and for stronger returns to its investors.

MDC Partners and Stagwell have both reported their results for 2020 and for the first quarter of 2021. No question that MDC is bouncing back from the lows of the pandemic and we have managed costs effectively even as the company lost 13% of its revenue last year. Stagwell made it through the pandemic with significantly higher revenue and adjusted EBITDA despite several divisions in the travel and entertainment area still suffering from the pandemic. The results enabled MDC to reaffirm its standalone guidance and to reaffirm guidance for 2021 assuming the combination with Stagwell occurs in the Second Quarter. The combined company would start off with over $2 billion in revenue and over $350 million in adjusted EBITDA, including synergies.

Stagwell brings some unique, high-value contributions to this partnership. First, its greater concentration of higher growth digital services means that after years of shrinkage of MDC, the combined entity has the prospect of strong growth and that growth can extend into the foreseeable future, fundamentally revaluing the company. Stagwell’s stronger balance sheet drops the leverage ratio to 3.2x, enabling the combined company to secure long-term financing at rates that are estimated to save $20 million per year. Other cost savings should be worth an additional $30 million to the combined company. A new digital products division based on Stagwell’s engineering team will generate valuable SaSS revenue. And Stagwell’s higher free cash flow generation combined with low deferred acquisition costs (just $15 million), will enable the combined company to invest in growth, and possibly to even return capital to shareholders.

MDC brings some fantastic creative assets to the table and we’ve worked hard to build a new economic model with stronger margins and tighter cost controls. In recent years, however, MDC required two infusions of cash. One of those infusions came from Stagwell, which stepped in and had confidence in MDC when no one else did. No amount of cost-cutting, however, can offset the long-term headwinds faced by purely creative assets, with the disruption caused by the accelerated shift from TV advertising to data-based online marketing.

But together, Stagwell and MDC will see a new day of opportunity, growth and value. Together, they will be the first platform in 50 years ready to take on the “big four” that dominate the industry and who hold over $60 billion of marketing service work because of their size and reach. Together, this new company will merit the additional Wall Street coverage, market attention and liquidity that all investors are seeking.

I have done my best to maximize value for all. Stagwell is MDC’s largest shareholder and has a vision that, I think, can provide all shareholders with great returns. The market appears to agree: since the day Stagwell proposed this combination, MDC’s stock has increased four-fold. Don’t be misled by crafty hedge funds — be sure to read the statement of support from the Special Committee of the Board: https://bit.ly/2TcQIWC.

If you have confidence in the direction of the company and the new management in the last two years, then I hope you will vote FOR to the combination.

Sincerely,

Mark Penn

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”). Statements in this document that are not historical facts, including statements about Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Stagwell-MDC combination (the “Transaction”); the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the “Special Meeting”); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

·	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;
·

adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

·	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Transaction;
·	the impact of uncertainty associated with the Transaction on Stagwell’s and MDC’s respective businesses;
·	direct or indirect costs associated with the Transaction, which could be greater than expected;
·	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
·	the risk of parties challenging the Transaction or the impact of the Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, and a proxy statement/prospectus on Form 424B3 on May 10, 2021 (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus").  This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction. MDC has mailed the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.

ABOUT The Stagwell Group

The Stagwell Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell's high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media.

For more information contact:

Beth Lester Sidhu

202-423-4414

beth@stagwellgroup.com